Filed by Andeavor Logistics LP
Commission File No.: 001-35143
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: Andeavor Logistics LP
Commission File No.: 001-35143

An audio replay of the conference call reflected in the following transcript was made available by Andeavor Logistics LP on its website on May 8, 2019.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (MPLX) and Andeavor Logistics LP (ANDX). These forward-looking statements relate to, among other things, the proposed acquisition of ANDX by MPLX and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX’s or ANDX’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPLX and ANDX on the proposed terms and timetable; the ability to satisfy various conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals for the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated opportunities and any other synergies from or anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, including whether the proposed transaction will be accretive within the expected timeframe or at all; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDX or MPLX; the amount and timing of future distributions; negative capital market conditions, including an increase of the current yield on common units; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, proposed projects and completed transactions; adverse changes in laws including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and access to debt on commercially reasonable terms, and the ability to successfully execute business plans, growth strategies and self-funding models; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; continued/further volatility in and/or degradation of market and industry conditions; changes to the expected construction costs and timing of projects and planned investments, and the ability to obtain regulatory and other approvals with respect thereto; completion of midstream infrastructure by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of Marathon Petroleum Corporation’s (MPC) obligations under MPLX’s and ANDX’s commercial agreements; modifications to financial policies, capital budgets, and earnings and distributions; the ability to manage disruptions in credit markets or changes to credit ratings; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations and/or enforcement actions initiated thereunder; adverse results in litigation; other risk factors inherent to MPLX’s and ANDX’s industry; risks related to MPC; and the factors set forth under the heading “Risk Factors” in MPLX’s and

ANDX’s respective Annual Reports on Form 10-K for the year ended Dec. 31, 2018, filed with the Securities and Exchange Commission (SEC).

Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: the risk that the cost savings and any other synergies from the Andeavor transaction may not be fully realized or may take longer to realize than expected; disruption from the Andeavor transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of Andeavor; risks as set forth above related to the acquisition of ANDX by MPLX; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; the ability to manage disruptions in credit markets or changes to credit ratings; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute business plans and to effect any share repurchases or dividend increases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on the business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX or ANDX; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed with the SEC.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final consent statement/prospectus will be sent to unitholders of ANDX. Investors and security holders will be able to obtain these documents free of charge at the SEC’s website, www.sec.gov, from ANDX at its website, http://ir.andeavorlogistics.com, or by contacting ANDX’s Investor Relations at (419) 421-2414, or from MPLX at its website, http://ir.mplx.com, or by contacting MPLX’s Investor Relations at (419) 421-2414.

Participants in Solicitation

MPLX, ANDX, MPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information concerning MPLX’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information concerning ANDX’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information concerning MPC’s executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, which was filed with the SEC on Feb. 28, 2019. Information about MPC’s directors is set forth in its Definitive Proxy Statement on Schedule 14A for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on March 14, 2019. Investors and security holders will be able to obtain the documents free of charge from the sources indicated above, and with respect to MPC, from its website, https://www.marathonpetroleum.com/Investors, or by contacting MPC’s Investor Relations at (419) 421-2414. Additional information regarding the interests of such participants in the solicitation of consents in respect of the proposed transaction will be included in the registration statement and consent statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Kristina A. Kazarian
Vice President-Investor Relations, MPLX LP
Welcome to today's webcast and conference call. We are very pleased to be announcing MPLX agreement to acquire Andeavor Logistics this morning. Given our cancellation of MPLX’s earnings call, we will also be providing some highlights on the first quarter. The synchronized slides that accompany this call can be found on MPLX.com under the Investors tab or on andeavorlogistics.com under the Investor tab.
On the call today are Gary Heminger, Chairman and CEO of Marathon Petroleum, MPLX and Andeavor Logistics; Mike Hennigan, President of MPLX; Pam Beall, CFO of MPLX; as well as other members of both the MPLX and ANDX executive team.
We invite you to read the Safe Harbor statements and non-GAAP disclaimer on slide 2. It's a reminder that we will be making forward-looking statements during the call and during the question-and-answer session that follows. Actual results may differ materially from what we expect today. Factors that could cause actual results to differ are included there, as well as with our filings with the SEC.
Slide 3 contains additional information related to the proposed transaction. Investors and security holders are encouraged to read the registration statement, which will include a consent statement and prospectus to be filed with the SEC, as well as other relevant documents filed with the SEC.
Now I will turn the call over to Gary Heminger.
Gary R. Heminger
Chairman & Chief Executive Officer, Andeavor Logistics LP, Marathon Petroleum Corporation, MPLX LP
Thanks, Kristina. Good morning to everyone. If you please turn to slide 4. We are very pleased to announce the successful conclusion of our evaluation to combine our two MLPs. This morning, MPLX announced an agreement to acquire Andeavor Logistics in a unit-for-unit exchange. MPLX’s acquisition of ANDX simplifies our MLPs into a single-listed entity and creates a leading large-scale diversified midstream company anchored by fee-based cash flows with an expanded geographic footprint and enhanced long-term growth opportunities.
Slide 4 provides the highlights of the transaction. Under the terms of the merger agreement, MPLX intends to acquire ANDX in a unit-for-unit transaction at a blended exchange ratio of 1.07x. This represents a roughly 1% premium to market with an equity value of approximately $9 billion and an enterprise value of $14 billion for the acquired entity. The transaction is expected to be immediately accretive to MPLX unitholders on projected distributable cash flow and provides an approximately 7% premium to ANDX public unitholders.
Using the guidance from Investor Day, MPLX’s pro forma adjusted EBITDA would be approximately $5.3 billion and distributable cash flow would be roughly $4.1 billion in 2019. These levels would support an impressive distribution coverage of approximately 1.4 times, a leverage ratio of approximately 4 times and an enhanced credit profile. The transaction has been unanimously approved by MPLX’s and ANDX’s respective conflicts committee and both boards of directors.
As part of the transaction, MPC, which represents approximately 64% of ANDX’s common units, has entered into a parental support agreement for the transaction. We anticipate the transaction will close in the second half of 2019.
On slide 5, you can see the simplification that will result from the combination. Both entities have a similar business mix with roughly 60% Logistics and Storage assets and roughly 40% Gathering and Processing assets. On a go-forward basis, we expect the combined company will have two segments.
As shown in slide 6, the evolution of MPLX has been impressive. We began as an MLP in 2012 and since then we have pursued a number of strategic steps focused on value creation. We have significantly expanded both our footprint and our longer-term structure ability to capture market trends.
Through the elimination of the IDRs, we streamlined the structure, improved our cost of capital and enhanced our overall ability to be competitive among our peers. Today marks another significant milestone. Once this combination is complete, we will have created one of the best positioned midstream platforms in the industry for long-term value creation.
Now I will turn the call over to Mike Hennigan to expand on the strategic vision that will carry our partnership forward. Mike will remain as President of MPLX and lead all the midstream initiatives. Mike?
Michael J. Hennigan
President, MPLX LP
Thanks, Gary. We've been very eager to move forward this combination since MPC's acquisition of Andeavor and are enthusiastic about the opportunities it brings to the partnership. This merger fosters a more powerful presence in key producing regions and enhances our commercial opportunities to capture market trends.
Turning to slide 7, let me remind you of the strategic priorities we outlined at Investor Day. A key tenet of our strategy is capturing the full midstream value chain by connecting growing crude NGL and natural gas production to the global market. To accomplish this, we will continue to prioritize long-haul pipelines and export infrastructure, which will provide enhanced long-term cash flow stability. These projects benefit from our ability to leverage existing assets.
We expect the Permian Basin to be a source of long-term growth for our expanded midstream business and expect to be an active player in providing logistics solutions in the basin. We will continue to leverage the relationship with MPC to enhance projects through buying commitments and providing efficient and value-added logistics solutions for MPC's nationwide platform.
We continue to believe in the Marcellus as an attractive growth opportunity and are pursuing disciplined just-in-time investments to support our producer customers in the region. We believe that the Northeast has the lowest cost structure for a pure-play natural gas production in the U.S., which provides additional opportunities for processing investments. We have seen consistent volume growth in our Northeast footprint and expect this trend to continue.
As we deploy capital, we're focused on financial discipline, including maintaining our investment-grade credit profile, targeting mid-teens returns on our growth investments and maintaining a self-funding strategy for the equity portion of our capital investment.
Moving to slide 8, we are especially enthusiastic about the combined presence in the Permian Basin, a powerful combination of gathering, processing and long-haul pipeline infrastructure and services across the hydrocarbon value chain, including crude, natural gas and NGLs. This combination strengthens our ability to participate in integrated downstream projects with a number of key partners. We have a number of organic projects in development that have strategic rationale to bring third-party revenues into the enterprise and/or create a synergy with MPC.
On slide 9, we highlight our Gathering and Processing opportunities in the Permian. We are excited to add the Conan crude oil gathering system to our Permian footprint, which will supply two key crude pipelines under development - Gray Oak and Wink-to-Webster. ANDX’s Conan system currently has 250,000 barrels per day of capacity and is expandable up to 500,000 barrels per day.
On the natural gas side, we're developing a super system, very similar to what we have up in the Northeast. We have two plants currently running, Argo and Hidalgo, and have three additional processing plants in various stages of development, including the, Torñado plant, which is targeted for completion in the third quarter of this year. The combined broader footprint will allow us to build on existing producer relationships and capture expanded commercial opportunities.
As shown on slide 10, we have signed an LOI to partner in the announced Exxon, Plains, Lotus, Wink-to-Webster project. As we've discussed before, we were previously evaluating the PGC Pipeline project. Although we had sufficient commitments to proceed with PGC, we decided to join the larger Wink-to-Webster project as a way of delivering capital efficiency and the opportunity to achieve a much higher return on invested capital.
Pipeline plans to have origination points in Wink and Midland Texas with a capacity of approximately 1.5 million barrels per day. The pipeline plans to have destination points in the Houston market including MPC's Galveston Bay refinery in Texas City. Our expectation is that we will have an approximate 15% equity in the project, which is targeted to be in service in the first half of 2021.
On slide 11, we highlight our planned natural gas and NGL pipelines in the Permian. The natural gas takeaway project is called Whistler Pipeline, the 42-inch, 2 billion cubic feet per day pipeline that would transport natural gas from Waha to Agua Dulce. The NGL pipeline, is called BANGL, which stands for Belvieu Alternative for NGLs. We plan to move NGL from the Permian Basin to the Sweeny area where fractionation will occur, ethane will be consumed in the local area to start, propane will be exported and the butanes and gasolines will be optimized or exported. BANGL has a planned initial capacity of approximately 500,000 barrels per day and is expected to be operational in early 2021.
We've made significant progress on both Whistler and BANGL since originally announcing them last year and we are finalizing documentation with counterparties and expect to announce a final investment decision in the very near future.
On slide 12, we have five export facilities, operational or under development along the Gulf Coast to provide the ability to meet global demand for U.S. production and enhance our ability to generate third-party revenue. We are enthusiastic about the prospects for the South Texas Gateway Terminal, which will provide crude export opportunities for shippers on Gray Oak and other pipelines.
Additionally, MPLX completed an open season on the reversal of the Capline pipeline, which is partially owned by MPC. We're very happy to report that we've received significant shipper interest for both light and heavy crude providing the opportunity to move forward with plans to start light oil deliveries in September of 2020 and heavy oil deliveries in 2022. This project will have cushion supply to reach the Eastern Gulf and opening ability to export crude via the Louisiana Offshore Oil Port commonly referred to as LOOP.
To conclude, we remain intensely focused on investing in high-return projects while maintaining financial discipline. Partnering on the various Permian pipelines we discussed demonstrates our capital-efficient approach to investing. By consolidating the investment program of both partnerships, we will have the opportunity to be even more selective with our investments.
Let me now turn the call over to Pam to cover some of MPLX first quarter highlights.
Pamela K. M. Beall
Executive Vice President & Chief Financial Officer, MPLX LP
Thanks, Mike. Turning to our financial highlights on slide 14 we reported adjusted EBITDA of $930 million for the quarter, a 22% increase over the first quarter of 2018. The Logistics and Storage segment reported $559 million or 60% of our total adjusted EBITDA while Gathering and Processing contributed $371 million in adjusted EBITDA. Distributable cash flow of $757 million also increased 22% and we returned approximately $543 million to our common and preferred unitholders.
The bridge on slide 15 shows the change in adjusted EBITDA from the first quarter of 2018 to the first quarter of 2019. Since the prior-year quarter, we increased adjusted EBITDA by $170 million. The dropdowns from MPC completed on February 1st of last year generated an increase in adjusted EBITDA of $69 million.

Organic growth in the Logistics and Storage segment contributed $53 million, an increase of 12%. This growth was driven primarily by higher volumes on the Ozark and Wood River-to-Patoka crude pipeline systems, higher product throughputs, and EBITDA from other recently completed investments. The Gathering and Processing segment contributed $48 million in EBITDA from organic growth. This increase was driven by strong year-over-year volume growth across all services and especially in the Northeast. Total gathered volume increased 19% over the first quarter of 2018. Total processed volumes increased 18%.
In the Northeast, we experienced significant volume growth at our Sherwood and Harmon Creek complexes, which both had new plants placed in service in the fourth quarter. In the Southwest we also experienced significant increase in volume at our Argo plant in the Delaware Basin.
Fractionated volumes increased 17% over the first quarter of last year, supported by expanded capacity also completed in the fourth quarter of last year. The strong growth in volumes we experienced for the first quarter was partially offset by lower product margins as a result of lower NGL prices. Just as a reminder, every $0.05 change for the NGL basket is approximately $23 million a year impact.
Slide 16 provides a summary of key financial highlights and select balance sheet information. We ended the quarter with approximately $2.9 billion of liquidity, including $1.8 billion available on our bank revolver and $1 billion available on the intercompany facility with MPC. With strong growth in distributable cash flow and distribution coverage of 1.41 times, we expect to fund the equity portion of our capital investments with retained cash from operations and see no need to issue public equity.
We ended the quarter with a leverage ratio of 3.9 times and are comfortable with leverage of approximately 4 times that supports an investment-grade credit profile. MPLX has a strong track record of returning capital to unitholders. And last week, we declared a distribution of 0.6575 per common unit. That’s a $0.01 increase. And we expect to maintain the distribution growth of $0.01 per quarter for 2019.
I now turn the call back over to Kristina for Q&A.
Kristina A. Kazarian
Vice President-Investor Relations, MPLX LP
Thanks, Pam. As we open the call for your questions, as a courtesy to all participants, we ask that you limit yourself to one question and one follow-up. If time permits, we will re-prompt for additional questions. With that, we will now open the call to questions.

*    *    *
Jeremy Tonet
Analyst, JPMorgan Securities LLC
And thinking about the combined entity going forward. If you could talk a bit more about how you’d focus across the different basins that you have exposure to? There's a lot of different basins you're exposed to and just wondering where you’d focus your growth initiatives across these basins. And some of the ones that have no growth or could be declining, could those possibly be divested?
Gary R. Heminger
Chairman & Chief Executive Officer, Andeavor Logistics LP, Marathon Petroleum Corporation, MPLX LP
Hey Jeremy. Unfortunately, you didn't come into the - over the microphone right at the beginning. Could you start and repeat your question?
Jeremy Tonet
Analyst, JPMorgan Securities LLC

Sure. So I just want to touch base on the combined entity. You have exposure to a lot of different basins and want to see where you’d focus your growth initiatives across those different assets and if there’s certain assets in the portfolio that aren't growing or could be shrinking, could those be candidates for divestiture?
Michael J. Hennigan
President, MPLX LP
So ,Jeremy, this is Mike. One of the things that we're most excited about in this acquisition is the combination of assets that we have in the Permian. You've heard us talk about concentration in that area and MPLX’s goals in that area with our Gathering and Processing system as well as our crude initiatives are very complemented by Andeavor’s Gray Oak system as well as the Conan Gathering System. So, our Permian combination footprint is one of the things that has us most excited about this combination. I think you're going to see a lot more activity from us in the area as time goes on and having the assets in a combined model gives us a lot of things to be excited about. As far as looking over the portfolio, we're going to continually look and optimize our portfolio as time goes on. We don't have anything to disclose at this point, but that's always an ongoing process for the partnership.
Jeremy Tonet
Analyst, JPMorgan Securities LLC
That's helpful. Thanks. And just want to touch on Andeavor here a bit. It seemed like the EBITDA in 1Q missed the Street by a bit here. And so just want to see, not sure if they're tracking the guidance that they had stated before and does this performance kind of factor into the deal terms that you guys agree to?
Don J. Sorensen
President, Andeavor Logistics LP
Yeah. This is Don Sorensen, Jeremy. So, for first quarter, what we ended up with was there was about approximately $10 million worth of one-time items that impacted 1Q. Otherwise, that was really the primary driver in there. And I'll let Gary speak to how that factored.
Gary R. Heminger
Chairman & Chief Executive Officer, Andeavor Logistics LP, Marathon Petroleum Corporation, MPLX LP
Well, of course, we looked at all the financial forecast going forward, I would say that it had very limited, if any, effect on the transaction.
Jeremy Tonet
Analyst, JPMorgan Securities LLC
Okay. Great. And then, sorry, just to clarify. With Capline, was FID taken at this point? I'm not sure if you had said that exactly.
Michael J. Hennigan
President, MPLX LP
Yeah. This is Mike, Jeremy. So we just closed the open season yesterday. What I'm communicating to the market is we have significant interest to move forward, but the process has to play out. We have to get with the owners, share all the information, but we're highly confident that we've received enough support that we believe Capline is going to reverse and start light oil in September of 2020 and heavy oil in the early part of 2022. But we have to continue with the process, get through the owners, notify the people who are committed shippers, et cetera. So, it just closed yesterday. So it's very fresh, but we wanted to communicate to the market that we got significant support.
Jeremy Tonet
Analyst, JPMorgan Securities LLC

Okay, thanks for taking my questions.
Michael J. Hennigan
President, MPLX LP
You're welcome.

*    *    *
Shneur Z. Gershuni
Analyst, UBS Securities LLC
Hi. Good morning, everyone. Maybe to start off, on a standalone basis, are there any changes to your EBITDA expectations for both MPLX and for ANDX for 2019 and 2020?
Michael J. Hennigan
President, MPLX LP
Yeah, Shneur. So one of the things that we are trying to communicate, as far as guidance going forward, Pam had stated that our distribution guidance will stay at a $0.01 per quarter for MPLX and for the combined entity. So that's one piece. We're also reaffirming our volume guidance that we have given. We had given eight quarters of volume guidance. We’re only one quarter into that timeframe. And I know there's a lot of questions related to the Northeast on a volume basis, so let me just give you a little bit of facts around that. Our first quarter gathering up in the Northeast was 26% year-on-year growth, our processing was 18% year-on-year growth and our fractionation was 17% year-on-year growth. So we're very conscious of the concept out there about producers living within cash flow and potentially slowing as time goes on. Right today we're not seeing that in the estimates that we have or in the actual Q1 results. So, at this point, we're still reaffirming that guidance that we have given. And that's all the guidance that we’re reaffirming at this point. As far as 2020, we will take that up towards the end of the year.
Shneur Z. Gershuni
Analyst, UBS Securities LLC
Okay. Fair enough. Thank you for that. As a follow-up question, you talked about a lot of projects in your prepared remarks. Specifically I wanted to ask about BANGL. You've got fracs, you talked about LPG exports and so forth. Would you expect your leverage to be manageable during that kind of a process? I think you also have Capline as well too. And would it be possible or are you considering JV partners? Some of your peers have talked about potentially doing an LPG export facility, for example. Just kind of wondering your thoughts and maybe if you could share return expectations as well too.
Michael J. Hennigan
President, MPLX LP
Yes, Shneur. To answer the first part of your question, yes, we are expecting to partner. Today we're announcing that we moved into the crude project, Wink-to-Webster, where there's many other partners - Exxon, as well as Plains, and Lotus. So that's what's happening on the crude side. As far as Whistler and BANGL, specifically to that question, we do anticipate reaching FID very shortly is our expectation and yes there will be partners involved in those projects as well. And to your ultimate question is and this was one of the things that was brought up at our Investor Day is we are guiding our capital to include those projects at this point. So we’re expecting to maintain our capital numbers as well as our leverage numbers that you were asking about.
Shneur Z. Gershuni
Analyst, UBS Securities LLC

In return assumptions as well, yes?
Michael J. Hennigan
President, MPLX LP
Yeah. So we haven't given individual projects, Shneur, but we have been saying that we're targeting mid-teens returns on each of the projects that we engage in, but we haven't given any individuals on each of those projects.
Shneur Z. Gershuni
Analyst, UBS Securities LLC
Perfect. Thank you very much, Mike. I really appreciate the color.
Michael J. Hennigan
President, MPLX LP
You're welcome, Shneur.

*    *    *
Spiro Dounis
Analyst, Credit Suisse Securities (USA) LLC
Hey. Good morning, everyone, and congrats on getting over the finish line here. First question just around synergies. Are you able to quantify any potential operating synergies in this deal? And along those lines, are there any obvious capital avoidance synergies you can point to?
Michael J. Hennigan
President, MPLX LP
Yes. So, at Investor Day, we guided for a $55 million of total synergies that would break out to about $25 million regarding the transaction itself and about $30 million irrespective of the transaction. So we’re are reaffirming $55 million of midstream synergies for the MPC family. As far as the capital numbers, we expect on a go-forward basis that we will have a much larger footprint that will enable us to more efficiently high grade our portfolio and look for where we can get the highest returns on invested capital.
So we're excited to have the bigger platform. Combining the MLPs will give us more opportunities and at the same time allow us to be more selective as to where we invest capital.
Spiro Dounis
Analyst, Credit Suisse Securities (USA) LLC
Okay. I appreciate that. And maybe along those lines, can you provide a little more color on how you actually see the combination enhancing the position in the Permian? Obviously, you’ve got assets there, there is some degree of overlap. But maybe just more specifics on how that's actually going to be value creating?
Michael J. Hennigan
President, MPLX LP
Yeah. Not to be repetitive, but I was just trying to say earlier that the MPLX footprint in the area is strong in the Gathering and Processing area on natural gas and NGL. The ANDX footprint in the area is very strong on the crude side with the crude gathering system and we have two individual crude pipeline projects, both Gray Oak under development about to start up at the end of 2019, which we're very excited about getting that along and getting cash flows from it and as well as we just announced that we'll be in a crude project, which will start up in early 2021. And we are also continuing to develop the Whistler and BANGL, which we’re hoping to have real shortly. So I think the messaging there is the Gathering and Processing combination from Andeavor and MPLX is powerful in a combination, as well as synergistic on the long-haul pipeline side. So that's one of the areas that I said we are most excited about bringing the combined assets together.
Spiro Dounis
Analyst, Credit Suisse Securities (USA) LLC
Understood. Appreciate the color. Thanks Mike.
Michael J. Hennigan
President, MPLX LP
You're welcome.

*    *    *
Michael Blum
Analyst, Wells Fargo Securities LLC
Thank you and good morning everyone. I just want to go back, just to make sure I heard that correctly on the guidance. So you had previous standalone EBITDA guidance for 2019 and 2020 for both MPLX and ANDX. I guess, can you just update us on where that stands today?
Michael J. Hennigan
President, MPLX LP
Yeah, Michael. What I’m saying is, what we are reiterating is, that MPLX will be offering $0.01 per quarter guidance through the end of the year as far as distribution, which is what we stated at Investor Day. So we are reaffirming that. We are reaffirming the volume guidance on the numbers that I had given you earlier. The only other thing that I didn’t mention earlier is everybody should take into account some NGL pricing sensitivity that Pam mentioned in her prepared remarks. We've consistently given what our sensitivity is in that area. That's the one area that I think people should take into account as they look at going forward. Other than that, we're not reaffirming anything other than what I've just spoken about and we'll relook at this once the combination is closed and our outlook is more clear for 2020.
Michael Blum
Analyst, Wells Fargo Securities LLC
Okay. Got it. And then in terms of BANGL and Whistler, I just want to make sure I’m hearing correctly your communication on that. And it seems like you're sort of pointing to the fact that you think you're going to be able to move forward with FID in both of those projects. I just want to make sure I heard that tone correctly. And then secondarily, anything you can share in terms of who the partners are in Whistler at this point because, as you know, at least two out of those four partners of the original project are no longer at least equity owners.
So anything to share, that will be great. Thanks.
Michael J. Hennigan
President, MPLX LP
Yeah. So, you are picking up the right tone. We remain very confident that we're going to get there, but we're not at signed documentation with everybody at this point. I was hoping that we would be FID by the time we got to the call, but we are very close. So the partners that we have identified publicly are still WhiteWater Midstream as our partner. All the other partners that are in the project potentially, we are not disclosing at this point. We are in documentation phase with a variety of parties - counterparties. As you would expect, say on the natural gas pipeline there is many parties who are looking to contribute and commit to the 2 Bcf pipeline, but we don't have all the documentation together at this point.
So I think you're picking up the right tone. We're confident. But until we get signed documentation, we’ll remain disciplined, and we won't move forward until we got that. So, hopefully, FID very shortly, positive indications and hoping to get it across the finish line shortly.
Michael Blum
Analyst, Wells Fargo Securities LLC
Thank you.
Michael J. Hennigan
President, MPLX LP
You're welcome.

*    *    *
T.J. Schultz
Analyst, RBC Capital Markets LLC

Great. Good morning. On Wink-to-Webster, you referenced 15% equity. Do you expect an undivided joint interest basis? Just trying to understand your control of the barrels there.
Michael J. Hennigan
President, MPLX LP
No we're looking at an outright JV, joining the project as a JV with the existing partners that are part of it. Like I said, there is, we, we've signed an LOI. We have agreement in principle on major points of it, but we still have to get to a final documentation. But it's our expectation that we'll do that and then we will be part of the project as a JV partner.
T.J. Schultz
Analyst, RBC Capital Markets LLC
Okay. Understood. And then with the MLP combination announced and some progress on some of the MPC-owned midstream assets, any updated thoughts on drops what assets may make sense soon and then more specifically, are you able to do drops prior to the close of the MLP deal?
Michael J. Hennigan
President, MPLX LP
So we don't have anything to guide on that area but we do know that MPC has some terrific midstream assets. Gray Oak still sits at MPC, Capline still sits at MPC, South Gateway still sits at MPC. So these are all opportunities for the Marathon family going forward.
T.J. Schultz
Analyst, RBC Capital Markets LLC
Okay, great. Thanks.
Michael J. Hennigan

President, MPLX LP
You’re welcome.

*    *    *
Justin Jenkins
Analyst, Raymond James & Associates, Inc.
Great. Thanks. Good morning, everyone. Mike, I think you touched on this a little bit with the Capline reversal kind of thoughts and expectations, but I think in the slide you also mentioned a potential expansion of LOOP. Can you maybe go in a little more detail there?
Michael J. Hennigan
President, MPLX LP
Yeah. What I was trying to say, Justin, earlier is we just closed the open season yesterday. So notifications haven't occurred. The owner meetings haven’t occurred. So it's very early on the process. But since we had the call today, I at least wanted to communicate to the market that the open season closed. We got significant volume. Our expectation is that we'll move forward. But the next step in the process is working with each of the individual owners and we do have an expectation that the shippers who are committing will want to export, via LOOP.
As we've mentioned many times, LOOP is the only VLCC-capable port in the U.S. It's obviously a strategic asset on the Eastern Gulf. Marathon holds a very strong interest in that and we expect over time that that will become the premier export facility on the Eastern Gulf.
Justin Jenkins
Analyst, Raymond James & Associates, Inc.
Understood. Thanks for that, Mike. And I guess, a follow-up is maybe again on capital here. If you add the two growth capital numbers for 2020 together between MPLX and ANDX, it's $2.6 billion in the guidance. Is that the right number to think about, on a pro forma basis or are we not ready to disclose that here?
Michael J. Hennigan
President, MPLX LP
No, I think you're going to see some more information from us at a later date. It's our expectation that we'll sit down and look and see how we can high grade the project. But for 2019, I think that's still very good guidance at this point. But on a go-forward basis, what we're excited about is an expanded opportunity set with all the assets that we have and then the ability to also high grade that from the backlog that sits at MPLX as well as ANDX. So we’ve got two strong growth platforms that we will be combining and then looking to high grade is the way to think about it.
Justin Jenkins
Analyst, Raymond James & Associates, Inc.
Got it. Thanks, Mike.
Michael J. Hennigan
President, MPLX LP
You’re welcome.

*    *    *
Dennis P. Coleman
Analyst, Bank of America Merrill Lynch
Hi. Good morning and thanks for taking my question. Congratulations on all this. A lot to say grace over. Couple of questions just on the Wink-to-Webster project, I guess. So that goes to Webster. Obviously, Texas City a little further down and you're talking about the export terminal at Texas City. But just it seems like just NGLs. Could you be exporting crude from Texas City and should we assume just Webster you'll extend that pipeline from there?
Michael J. Hennigan
President, MPLX LP
That's correct. I mean the project is named Wink-to-Webster, but obviously our interest is getting down to Texas City where we do have a tank farm that will have export capabilities as well. So yes, the base case is to connect Webster down to the Marathon system in Texas City to support the refinery at Galveston Bay as well as to support the tank farm that’s owned by MPLX for any shippers that want to export. So that's the next phase of development that we will engage with this process. So I think the takeaway is it's a good pipeline project that comes into the area, synergies for MPC, additional growth for MPLX. So we're excited about that moving forward.
Dennis P. Coleman
Analyst, Bank of America Merrill Lynch
Okay. And if I could just, my follow-up maybe again just another detail. You talked about the Gulf Coast fractionation, three potential fractionators. Are those third-party fractionators that you're talking about or is that something that would be within the Marathon family?
Michael J. Hennigan
President, MPLX LP
So a little bit of both. As I said, on all these projects, we expect to have partners. So we expect to have equity interest in the assets as well as having partners that will also have equity interest in the assets. So, our goal is to put ourselves in a position where we maintain an important level of capital investment, at the same time diversifying our portfolio across crude, natural gas and NGL. So, diversification is part of this. Our expectation is to have equity in each of the projects, at the same time have partners in each of them as well.
Dennis P. Coleman
Analyst, Bank of America Merrill Lynch
Great. Thanks very much.
Michael J. Hennigan
President, MPLX LP
You're welcome.

*    *    *
Kristina A. Kazarian
Vice President-Investor Relations, MPLX LP
All right. Operator, it looks like there are no further questions at this time. So, thank you for your interest in MPLX and our strategic combination with Andeavor Logistics. Should you have additional questions or would like clarifications on topics discussed this morning, the IR team and I will be available to take your calls. Thank you so much for joining our call today.